TPG PARTNERS, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

January 10, 2022

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Erin Purnell and Susan Block

Re:	TPG Partners, LLC

Registration Statement on Form S-1

(File No. 333-261681)

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-261681) (as amended, the “Registration Statement”) of TPG Partners, LLC (the “Company”), relating to the registration of the Company’s Class A common stock, par value $0.001 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 3:00 p.m. (Eastern time) on January 12, 2022 or as soon as practicable thereafter.

Please call Michael Hickey at (212) 310-8050, of Weil, Gotshal & Manges LLP, to confirm the effectiveness of the Registration Statement.

Very truly yours,

TPG Partners, LLC

By:	/s/ Bradford Berenson
Name:	Bradford Berenson
Title:	General Counsel